
10013332

AirT



Air T, Inc. 2010 Annual Report

Photograph on the cover is courtesy of Kelemen Szabolcs and
presents an ATR 42, an aircraft type operated by Mountain Air Cargo, Inc.

To Our Stockholders:

After three consecutive years of record revenues and profits, Air T, Inc. experienced a decline in both in fiscal 2010, reflecting the recent challenging economic and industry conditions. While we are not pleased with this downturn, there are some positive aspects with regard to the results that we have been able to accomplish. Air T, Inc. has reported for the fiscal year ended March 31, 2010 earnings of $1.54 a share. While this does not match the record earnings of $1.81 per share that we reported a year ago, it is the second highest earnings per share amount in our company's history.

Global Ground Support (GGS) saw an 18% decrease in its revenues in fiscal 2010 after years of steady growth. While GGS experienced this significant decline in its business, it was also successful in securing a new contract with the US Air Force. Winning this contract reflects positively on our long-term relationship with the US Air Force. While we were able to secure the new contract, we did not see any orders under the new contract in fiscal 2010, which was a significant factor in our decreased revenues. We also have been busy with new products at GGS introducing a new regional deicer and a family of Glycol Recovery Vehicles.

Mountain Air Cargo (MAC) and CSA Air have continued our long-term partnership with FedEx. MAC recently received an award from FedEx for thirty years of outstanding service. We are very proud of this honor. We did experience a 9% decrease in air cargo revenues in fiscal 2010 as a result of reductions in our fleet of revenue aircraft over the past two years. We are encouraged that our fleet size has remained stable over the last half of the fiscal year and we do not expect any further decreases in our fleet of revenue aircraft.

The success of Global Aviation Services in fiscal 2010 has been a bright spot. Global Aviation had an excellent second full year of operations, growing its revenue, expanding its customer base, and adding additional profit to the Company. We continue to search for new customers and opportunities and work hard to impress our existing customer base.

We remain focused on the future by conserving cash, controlling costs, concentrating on maintaining our customer and vendor relationships and growing shareholder value. To demonstrate this commitment, we have strengthened our financial position this past year by increasing our cash and investments by $4.2 million to $12 million at year end, as well as increasing our working capital by $3.9 million despite significant economic headwinds this past year. We also were able to recently declare a dividend of $.33 per share, matching the highest dividend figure in our history. We continue to seek opportunities to provide new and innovative products and services to our customers and to return value to our shareholders.

I would like to thank each and every one of our dedicated employees and their families for their continued contributions this past year. Air T's reputation for great quality and service is built upon the efforts of our valued employees. We know that they have also been challenged by our current economic conditions and we appreciate their hard work and sacrifice. Finally, I would like to thank our shareholders for their continued confidence, support and trust and we look forward to serving you in the coming year.

Sincerely,



Walter Clark
Chairman of the Board
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2010

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____to _____

Commission File Number 0-11720

Air T, Inc.

(Exact name of registrant as specified in its charter)

Delaware	52-1206400
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3524 Airport Road, Maiden, North Carolina 28650
(Address of principal executive offices, including zip code)

(828) 464 –8741
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.25 per share	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act.
Yes ☐ No☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act)
Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☒
(Do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes ☐ No☒

The aggregate market value of voting stock held by non-affiliates of the registrant based upon the closing price of the common stock on September 30, 2009 was approximately $21,967,000. As of June 4, 2010, 2,431,326 shares of common stock were outstanding.

Documents Incorporated By Reference

Portions of the Company's definitive proxy statement for its 2010 annual meeting of stockholders are incorporated by reference into Part III of this Form 10-K.

2010 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business.*

Air T, Inc., incorporated under the laws of the State of Delaware in 1980 (the "Company"), operates wholly owned subsidiaries in three industry segments. The overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. ("MAC") and CSA Air, Inc. ("CSA") subsidiaries, operates in the air express delivery services industry. The ground equipment sales segment, comprised of its Global Ground Support, LLC ("GGS") subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers. The ground support services segment, comprised of its Global Aviation Services, LLC ("GAS") subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers.

For the fiscal year ended March 31, 2010, the Company's air cargo segment accounted for approximately 48% of the Company's consolidated revenues, the ground equipment sales segment accounted for 41% of consolidated revenues and the ground support services segment accounted for 11% of consolidated revenues. The Company's air cargo services are provided primarily to one customer, FedEx Corporation ("FedEx"). Certain financial data with respect to the Company's three segments are set forth in Note 16 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

The principal place of business of the Company and MAC is 3524 Airport Road, Maiden, North Carolina; the principal place of business of CSA is Iron Mountain, Michigan and the principal place of business for GGS and GAS is Olathe, Kansas. The Company maintains an Internet website at http://www.airt.net and posts links to its SEC filings on its website.

Overnight Air Cargo Services.

MAC and CSA provide small package overnight airfreight delivery services on a contract basis throughout the eastern half of the United States and the Caribbean. MAC and CSA's revenues are derived principally pursuant to "dry-lease" service contracts with FedEx. Under the dry-lease service contracts, FedEx leases its aircraft to MAC and CSA for a nominal amount and pays a monthly administrative fee to MAC and CSA to operate the aircraft. Under these contracts, all direct costs related to the operation of the aircraft (including fuel, outside maintenance, landing fees and pilot costs) are passed through to FedEx without markup.

As of March 31, 2010, MAC and CSA had an aggregate of 80 aircraft under agreements with FedEx. Separate agreements cover the three types of aircraft operated by MAC and CSA for FedEx -- Cessna Caravan, ATR-42 and ATR-72. Pursuant to such agreements, FedEx determines the schedule of routes to be flown by MAC and CSA. For the fiscal year ended March 31, 2010, MAC's routes were primarily in the southeastern United States and the Caribbean and CSA's routes were primarily in the upper Midwest region of the United States.

Agreements with FedEx are renewable on two to five-year terms and may be terminated by FedEx any time upon 30 days' notice. The Company believes that the short term and other provisions of its agreements with FedEx are standard within the airfreight contract delivery service industry. Revenues from MAC and CSA's contracts with FedEx accounted for approximately 48% and 47% of the Company's consolidated revenue for the fiscal years ended March 31, 2010 and 2009, respectively. Loss of FedEx as a customer would have a material adverse effect on the Company. FedEx has been a customer of the Company since 1980. MAC and CSA are not contractually precluded from providing services to other parties and MAC occasionally provides third party maintenance services to other airline customers and the U. S. military.

MAC and CSA operate under separate aviation certifications. MAC is certified to operate under Part 121, Part 135 and Part 145 of the regulations of the Federal Aviation Administration (the "FAA"). These certifications permit MAC to operate and maintain aircraft that can carry up to 18,000 pounds of cargo and provide maintenance services to third party operators. CSA is certified to operate and maintain aircraft under Part 135 of the FAA regulations. This certification permits CSA to operate aircraft with a maximum cargo capacity of 7,500 pounds.

MAC and CSA, together, operated the following FedEx owned cargo aircraft as of March 31, 2010:

Type of Aircraft	Model Year	Form of Ownership	Number of Aircraft
Cessna Caravan 208B (single turbo prop)	1985-1996	Dry lease	65
ATR-42 (twin turbo prop)	1992	Dry lease	10
ATR-72 (twin turbo prop)	1992	Dry lease	5
			80

The schedule above compares with 82 and 89 aircraft operated as of March 31, 2009 and 2008, respectively.

The Cessna Caravan 208B aircraft are maintained on FAA approved inspection programs. The inspection intervals range from 100 to 200 hours. The current overhaul period on the Cessna aircraft is 7,500 hours.

The ATR-42 and ATR-72 aircraft are maintained under a FAA Part 121 maintenance program. The program consists of A and C service checks as well as calendar checks ranging from weekly to 12 years in duration. The engine overhaul period is "on condition".

The Company operates in a niche market within a highly competitive contract cargo carrier market. MAC and CSA are two of seven carriers that operate within the United States as FedEx feeder carriers. MAC and CSA are benchmarked against the other five FedEx feeders, based on safety, reliability, compliance with Federal, state and applicable foreign regulations, price and other service related measurements. Accurate industry data is not available to indicate the Company's position within its marketplace (in large measure because all of the Company's direct competitors are privately held), but management believes that MAC and CSA, combined, constitute the largest contract carrier of the type described immediately above.

FedEx conducts periodic audits of CSA and MAC, and these audits are an integral part of the relationship between the carrier and FedEx. The audits test adherence to the Aircraft Dry Lease and Service Agreement and assess the carrier's overall internal control environment, particularly as related to the processing of invoices of FedEx-reimbursable costs. The scope of these audits typically extends beyond simple validation of invoice data against the third-party supporting documentation. The audit teams generally investigate the operator's processes and procedures for strong internal control procedures. The Company believes satisfactory audit results are critical to maintaining its relationship with FedEx. The audits conducted by FedEx are not designed to provide any assurance with respect to the Company's financial statements, and investors, in evaluating the Company's financial statements, may not rely in any way on any such examination of the Company or any of its subsidiaries.

The Company's air cargo operations are not materially seasonal.

Aircraft Deice and Other Specialized Industrial Equipment Products.

In August 1997, the Company organized GGS and acquired the Simon Deicer Division of Terex Aviation Ground Equipment. GGS is located in Olathe, Kansas and manufactures, sells and services aircraft ground support and other specialized equipment sold to domestic and international passenger and cargo airlines, ground handling companies, the U.S. Air Force and Navy, airports and industrial customers. Since its inception, GGS has diversified its product line to include additional models of aircraft deicers, scissor-type lifts, military and civilian decontamination units, glycol recovery vehicles and other specialized types of equipment. In the fiscal year ended March 31, 2010, sales of deicing equipment accounted for approximately 77% of GGS's revenues, compared to 85% in the prior fiscal year.

In the manufacture of its ground service equipment, GGS assembles components acquired from third-party suppliers. Components are readily available from a number of different suppliers. The primary components are the chassis (which is a commercial medium or heavy-duty truck), fluid storage tanks, a boom system, fluid delivery system and heating equipment. The price of these components is influenced by raw material costs, principally high-strength steels and stainless steel. GGS utilizes continuous improvements and other techniques to improve efficiencies and designs to minimize product price increases to its customers, to respond to regulatory changes, such as emission standards, and to incorporate technological improvements to enhance the efficiency of GGS's products. Improvements include the development of single operator mobile deicing units to replace units requiring two operators, a premium deicing blend system for which GGS has applied for a patent and a more efficient forced-air deicing system.

GGS manufactures five basic models of mobile deicing equipment with capacities ranging from 700 to 2,800 gallons. GGS also offers fixed-pedestal-mounted deicers. Each model can be customized as requested by the customer, including single operator configuration, fire suppressant equipment, open basket or enclosed cab design, a patented forced-air deicing nozzle and on-board glycol blending system to substantially reduce glycol usage, color and style of the exterior finish. GGS also manufactures five models of scissor-lift equipment, for catering, cabin service and maintenance service of aircraft, and has developed a line of decontamination equipment, glycol recovery vehicles and other special purpose mobile equipment.

GGS competes primarily on the basis of the quality and reliability of its products, prompt delivery, service and price. The market for aviation ground service equipment is highly competitive and directly related to the financial health of the aviation industry, weather patterns and changes in technology.

GGS's mobile deicing equipment business has historically been seasonal. The Company has continued its efforts to reduce GGS's seasonal fluctuation in revenues and earnings by broadening its international and domestic customer base and its product line. In June 1999, GGS was awarded a four-year contract to supply deicing equipment to the United States Air Force. GGS was awarded two three-year extensions of that contract through June 2009. On July 15, 2009, the Company announced that GGS had been awarded a new contract to supply deicing trucks to the United States Air Force. The contract award was for one year with four additional one-year extension options that may be exercised by the United States Air Force.

Revenue from GGS's contract with the United States Air Force accounted for approximately 21% and 23% of the Company's consolidated revenue for the fiscal years ended March 31, 2010 and 2009, respectively, which revenue was attributable to orders under the prior multi-year contract with the United States Air Force.

Ground Support Equipment and Airport Facility Maintenance Services.

GAS was formed in September 2007 to operate the ground support equipment and airport facility maintenance services business of the Company. GAS has numerous maintenance services contracts with large domestic airlines under which GAS provides ground support equipment and airport facility maintenance services at a number of locations.

Approximately 64% of GAS's revenue in the fiscal year ended March 31, 2010 was derived from services under a contract with Delta Airlines, compared to approximately 70% in the fiscal year ended March 31, 2009. The contract was originally signed with Northwest Airlines and expires in December 2010. Northwest Airlines subsequently merged with Delta Airlines and GAS continues to operate under the contract. We have recently submitted a bid to Delta to continue providing services at the majority of our existing locations as well as additional locations. We are unable to determine at this time, what the results will be from this competitive bid process.

GAS is a relatively new provider in its industry segment and competes primarily on the basis of the quality, reliability and pricing of its services. The market for ground support equipment and airport facility maintenance services is highly competitive and directly related to the financial health of the aviation industry.

GAS's maintenance service business is not materially seasonal.

Backlog.

The Company's backlog for its continuing operations consists of "firm" orders supported by customer purchase orders for the equipment and services sold by GGS. At March 31, 2010, the Company's backlog of orders was $1.3 million, all of which the Company expects to be filled in the fiscal year ending March 31, 2011. The backlog reported at March 31, 2010 does not include deicer orders for $4.6 million received in May and June 2010 under the new contract with the United States Air Force. At March 31, 2009, the Company's backlog of orders was $8.4

million. The backlog reported at March 31, 2009 did not include an order for $11.9 million which was received from the United States Air Force on May 4, 2009.

Governmental Regulation.

The Department of Transportation ("DOT") has the authority to regulate economic issues affecting air service. The DOT has authority to investigate and institute proceedings to enforce its economic regulations, and may, in certain circumstances, assess civil penalties, revoke operating authority and seek criminal sanctions.

In response to the terrorist attacks of September 11, 2001, Congress enacted the Aviation and Transportation Security Act ("ATSA") of November 2001. ATSA created the Transportation Security Administration ("TSA"), an agency within the DOT, to oversee, among other things, aviation and airport security. In 2003, TSA was transferred from the DOT to the Department of Homeland Security, however the basic mission and authority of TSA remain unchanged. ATSA provided for the federalization of airport passenger, baggage, cargo, mail, and employee and vendor screening processes.

Under the Federal Aviation Act of 1958, as amended, the FAA has safety jurisdiction over flight operations generally, including flight equipment, flight and ground personnel training, examination and certification, certain ground facilities, flight equipment maintenance programs and procedures, examination and certification of mechanics, flight routes, air traffic control and communications and other matters. The Company has been subject to FAA regulation since the commencement of its business activities. The FAA is concerned with safety and the regulation of flight operations generally, including equipment used, ground facilities, maintenance, communications and other matters. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with its regulations and can ground aircraft if questions arise concerning airworthiness. The FAA also has power to suspend or revoke for cause the certificates it issues and to institute proceedings for imposition and collection of fines for violation of federal aviation regulations. The Company, through its subsidiaries, holds all operating airworthiness and other FAA certificates that are currently required for the conduct of its business, although these certificates may be suspended or revoked for cause. The FAA periodically conducts routine reviews of MAC and CSA's operating procedures and flight and maintenance records.

The FAA has authority under the Noise Control Act of 1972, as amended, to monitor and regulate aircraft engine noise. The aircraft operated by the Company are in compliance with all such regulations promulgated by the FAA. Moreover, because the Company does not operate jet aircraft, noncompliance is not likely. Such aircraft also comply with standards for aircraft exhaust emissions promulgated by the Environmental Protection Agency pursuant to the Clean Air Act of 1970, as amended.

Because of the extensive use of radio and other communication facilities in its aircraft operations, the Company is also subject to the Federal Communications Act of 1934, as amended.

Maintenance and Insurance.

The Company, through its subsidiaries, is required to maintain the aircraft it operates under the appropriate FAA and manufacturer standards and regulations.

The Company has secured public liability and property damage insurance in excess of minimum amounts required by the United States Department of Transportation. The Company has also obtained all-risk hull insurance on Company-owned aircraft.

The Company maintains cargo liability insurance, workers' compensation insurance and fire and extended coverage insurance for leased as well as owned facilities and equipment. In addition, the Company maintains product liability insurance with respect to injuries and loss arising from use of products sold and services provided by GGS and GAS.

Employees.

At March 31, 2010, the Company and its subsidiaries had 455 full-time and full-time-equivalent employees. None of the employees of the Company or any of its subsidiaries are represented by labor unions. The Company believes its relations with its employees are good.

Item 1A *Risk Factors.*

The following risk factors, as well as other information included in the Company's Annual Report on Form 10-K, should be considered by investors in connection with any investment in the Company's common stock. As used in this Item, the terms "we," "us" and "our" refer to the Company and its subsidiaries.

Risks Related to Our Dependence on Significant Customers

We are significantly dependent on our contractual relationship with FedEx Corporation, the loss of which would have a material adverse effect on our business, results of operations and financial position.

In the fiscal year ended March 31, 2010, 48% of our consolidated operating revenues, and 100% of the operating revenues for our overnight air cargo segment, arose from services we provided to FedEx. Our agreements with FedEx are renewable on two to five-year terms and may be terminated by FedEx at any time upon 30 days' notice. FedEx has been a customer of the Company since 1980. The loss of these contracts with FedEx would have a material adverse effect on our business, results of operations and financial position.

Because of our dependence on FedEx, we are subject to the risks that may affect FedEx's operations.

Because of or dependence on FedEx, we are subject to the risks that may affect FedEx's operations. These risks are discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition—Risk Factors" in FedEx Corporation's Annual Report on Form 10-K for the fiscal year ended May 31, 2009. These risks include:

- Economic conditions in the global markets in which it operates;
- Dependence on its strong reputation and value of its brand;
- Potential changes in labor laws that could make it easier for labor organizations to organize groups of their employees;
- Heavy reliance upon technology, including the internet;
- The price and availability of fuel;
- Intense competition from other providers of transportation services, especially during the current global recession;
- The impact of any international conflicts or terrorist activities on the United States and global economies in general, the transportation industry in particular, and what effects these events will have on the cost and demand for its services;
- Any impacts on its business resulting from new domestic or international government laws and regulation, including regulatory actions affecting aviation rights, security requirements, tax, accounting, environmental or labor rules;
- Widespread outbreak of an illness or other communicable disease or any other public health crisis; and
- Adverse weather conditions or natural disasters.

A material reduction in the aircraft we fly for FedEx could materially adversely affect on our business and results of operations.

Under our agreements with FedEx, we are not guaranteed a number of aircraft or routes we are to fly. In the past year, the number of aircraft we operate for FedEx has decreased from 82 to 80 aircraft, due to a variety of factors beyond our Company's control. Our compensation under these agreements, including our administrative fees, depends on the number of aircraft leased to us by FedEx. Any material permanent reduction in the aircraft we operate could materially adversely affect our business and results of operations. A temporary reduction could materially adversely affect our results of operations for that period.

Our agreement with the United States Air Force is for one year with four additional one-year extension options.

In the fiscal years ended March 31, 2010 and 2009, approximately 21% and 23%, respectively, of our consolidated operating revenues arose from sales of deicing equipment to the United States Air Force under a long-term contract. This initial four-year contract, awarded in 1999, was extended for two additional three-year periods, and expired in June 2009. On July 15, 2009, the Company announced that GGS had been awarded a new contract to supply deicing trucks to the United States Air Force. The contract award was for one year with four additional one-year extension options that may be exercised by the United States Air Force. During the year ended March 31, 2010, GGS received no orders under this new contract. However, in May and June 2010, GGS received orders for $4.6 million under this new contract. In the event that the United States Air Force does not award the additional extension options or does not increase purchasing activity under this contract, our revenues from sales of ground support equipment are likely to decrease unless we are successful in obtaining customer orders from other sources that can replace the equipment sold to the Air Force. In addition, sales of deicing equipment to the Air Force have enabled GGS to ameliorate the seasonality of our ground support equipment business. Thus, if the extension options with the Air Force are not renewed and ordering levels do not increase; seasonal patterns for this business may re-emerge.

Our Ground Support Equipment and Airport Facility Maintenance Services Segment is highly dependent on its contract with one major customer.

A significant portion of GAS's revenue, 64% in the fiscal year ended March 31, 2010, was derived from services under a contract with Delta Airlines. The contract was originally signed with Northwest Airlines and expires in December 2010. Northwest Airlines subsequently merged with Delta Airlines and GAS continues to operate under the contract. We have recently submitted a bid to Delta to continue providing services at the majority of our existing locations as well as additional locations. We are unable to determine at this time, what the results will be from this competitive bid process. If we are unsuccessful in the bid process with Delta Airlines or are awarded a reduced number of locations serviced, it could materially adversely impact this business segment.

Other Business Risks

Our revenues for aircraft maintenance services fluctuate based on the heavy maintenance check schedule, which is based on aircraft usage, for aircraft flown by our overnight air cargo operations.

Our maintenance revenues fluctuate based on the level of heavy maintenance checks performed on aircraft operated by our air cargo operations. If the number of aircraft operated for FedEx continues to decrease, we would likely experience fewer maintenance hours and consequently, less maintenance revenue.

Incidents or accidents involving products and services that we sell may result in liability or otherwise adversely affect our operating results for a period.

Incidents or accidents may occur involving the products and services that we sell. While we maintain products liability and other insurance in amounts we believe are customary and appropriate, and may have rights to pursue subcontractors in the event that we have any liability in connection with accidents involving products that we sell, it is possible that in the event of multiple accidents the amount of our insurance coverage would not be adequate.

The suspension or revocation of FAA certifications could have a material adverse effect on our business, results of operations and financial condition.

Our air cargo operations are subject to regulations of the FAA. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with its regulations and can ground aircraft if questions arise concerning airworthiness. The FAA also has power to suspend or revoke for cause the certificates it issues and to institute proceedings for imposition and collection of fines for violation of federal aviation regulations. Our air cargo subsidiaries, MAC and CSA, operate under separate FAA certifications. Although it is possible that, in the event that the certification of one of our subsidiaries was suspended or revoked, flights operated by that subsidiary could be transferred to the other subsidiary, we can offer no assurance that we would be able to transfer flight operations in that manner. Accordingly, the suspension or revocation of any one of these certifications could have a material adverse effect our business, results of operations and financial position. The suspension or revocation of all of these certifications would have a material adverse effect on our business, results of operations and financial position.

Sales of deicing equipment can be affected by weather conditions.

Our deicing equipment is used to deice commercial and military aircraft. The extent of deicing activity depends on the severity of winter weather. Mild winter weather conditions permit airports to use fewer deicing units, since less time is required to deice aircraft in mild weather conditions.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

The Company leases the Little Mountain Airport in Maiden, North Carolina from a corporation whose stock is owned in part by William H. Simpson, an officer and director of the Company, John Gioffre, a director of the Company, and the estate of David Clark, of which, Walter Clark, the Company's chairman and Chief Executive Officer, is a co-executor and beneficiary, and Allison Clark, a director, is a beneficiary. The facility consists of approximately 68 acres with one 3,000 foot paved runway, approximately 20,000 square feet of hangar space and approximately 12,300 square feet of office space. The operations of the Company and MAC are headquartered at this facility. The lease for this facility was recently extended through May 31, 2012 at a monthly rental payment of $13,689, with an additional two-year option available through May 2014. The lease agreement provides that the Company shall be responsible for maintenance of the leased facilities and for utilities, taxes and insurance.

The Company also leases approximately 1,950 square feet of office space and approximately 4,800 square feet of hangar space at the Ford Airport in Iron Mountain, Michigan. CSA's operations are headquartered at these facilities which are leased from a third party under an annually renewable agreement.

The Company leases approximately 53,000 square feet of a 66,000 square foot aircraft maintenance facility located in Kinston, North Carolina under an agreement that extends through January 2018. This lease is cancelable under certain conditions at the Company's option. The Company currently considers the lease to be cancelable and has calculated rent expense under the current lease term.

GGS leases a 112,500 square foot production facility in Olathe, Kansas. The facility is leased, from a third party, under a lease agreement, which expires in August 2010. GGS is currently negotiating the renewal of this lease.

As of March 31, 2010, the Company leased hangar, maintenance and office space from third parties at a variety of other locations, at prevailing market terms.

The table of aircraft presented in Item 1 lists the aircraft operated by the Company's subsidiaries and the form of ownership.

Item 3. *Legal Proceedings.*

The Company and its subsidiaries are subject to legal proceedings and claims that arise in the ordinary course of their business. No material litigation or other material claim is presently pending against the Company.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The Company's common stock is publicly traded on the NASDAQ Stock Market under the symbol "AIRT."

As of March 31, 2010 the number of holders of record of the Company's Common Stock was 254. The range of high and low sales price per share for the Company's common stock on the Nasdaq Stock Market from April 2008 through March 2010 is as follows:

	Fiscal Year Ended March 31,			
	2010		2009	
	High	Low	High	Low
First Quarter	$ 9.11	$ 5.46	$ 11.20	$ 8.60
Second Quarter	9.85	7.62	12.10	9.00
Third Quarter	11.70	9.12	8.98	5.56
Fourth Quarter	12.47	9.45	6.60	5.68

The Company's Board of Directors has adopted a policy to pay a regularly scheduled annual cash dividend in the first quarter of each fiscal year. On May 19, 2010, the Company declared a cash dividend of $0.33 per common share payable on June 25, 2010 to stockholders of record on June 4, 2010.

Item 6. *Selected Financial Data.*

(In thousands, except per share amounts)

	Year Ended March 31,				
	2010	2009	2008	2007	2006
Statements of Operations Data:					
Operating revenues	$ 81,077	$ 90,668	$ 78,399	$ 67,303	$ 79,529
Net earnings	3,757	4,379	3,402	2,486	2,055
Basic earnings per share	1.55	1.81	1.40	0.94	0.77
Diluted earnings per share	1.54	1.81	1.40	0.94	0.77
Dividend paid per share	0.33	0.30	0.25	0.25	0.25
Balance sheet data (at period end):					
Total assets	29,604	29,341	27,308	24,615	23,923
Long-term debt, including current portion	21	481	643	798	950
Stockholders' equity	24,901	21,753	17,715	15,449	14,500

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

The Company operates in three business segments. The overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. ("MAC") and CSA Air, Inc. ("CSA") subsidiaries, operates in the air express delivery services industry. The ground equipment sales segment, comprised of its Global Ground Support, LLC ("GGS") subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the U. S. military and industrial customers. The ground support services segment, comprised of its Global Aviation Services, LLC ("GAS") subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers. Each business segment has separate management teams and infrastructures that offer different products and services. The Company evaluates the performance of its operating segments based on operating income.

Following is a table detailing revenues by segment and by major customer category:

(Dollars in thousands)

	Year Ended March 31,			
	2010		2009	
Overnight Air Cargo Segment:				
FedEx	$ 38,988	48%	$ 43,004	47%
Ground Equipment Sales Segment:				
Military	16,826	21%	20,726	23%
Commercial - Domestic	10,236	13%	12,246	13%
Commercial - International	5,859	7%	6,995	8%
	32,921	41%	39,967	44%
Ground Support Services Segment	9,168	11%	7,697	9%
	$ 81,077	100%	$ 90,668	100%

MAC and CSA are short-haul express airfreight carriers and provide air cargo services to one primary customer, FedEx Corporation ("FedEx"). MAC also on occasion provides maintenance services to other airline customers and the U. S. military. Under the terms of dry-lease service agreements, which currently cover all of the 80 revenue aircraft, the Company receives a monthly administrative fee based on the number of aircraft operated and passes through to its customer certain cost components of its operations without markup. The cost of fuel, flight crews, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer as cargo and maintenance revenue, at cost. Pursuant to such agreements, FedEx determines the type of aircraft and schedule of routes to be flown by MAC and CSA, with all other operational decisions made by the Company. These agreements are renewable on two to five-year terms and may be terminated by FedEx at any time upon 30 days' notice. The Company believes that the short term and other provisions of its agreements with FedEx are standard within the airfreight contract delivery service industry. FedEx has been a customer of the Company since 1980. Loss of its contracts with FedEx would have a material adverse effect on the Company.

MAC and CSA combined revenues decreased by $4,016,000 (9%) in fiscal 2010. The decrease in revenues was primarily related to a decrease in flight and maintenance department costs passed through to its customer at cost as a result of the decrease in revenue aircraft operated over the past two years.

GGS manufactures and supports aircraft deicers and other specialized industrial equipment on a worldwide basis. GGS manufactures five basic models of mobile deicing equipment with capacities ranging from 700 to 2,800 gallons. GGS also provides fixed-pedestal-mounted deicers. Each model can be customized as requested by the customer, including single operator configuration, fire suppressant equipment, open basket or enclosed cab design, a patented forced-air deicing nozzle and on-board glycol blending system to substantially reduce glycol usage, color and style of the exterior finish. GGS also manufactures five models of scissor-lift equipment, for catering, cabin service and maintenance service of aircraft, and has developed a line of decontamination equipment, glycol recovery vehicles and other special purpose mobile equipment. GGS competes primarily on the basis of the quality, performance and reliability of its products, prompt delivery, customer service and price. In June 1999, GGS was awarded a four-year contract to supply deicing equipment to the United States Air Force. GGS was awarded two three-year extensions of that contract through June 2009. On July 15, 2009, the Company announced that GGS had been awarded a new contract to supply deicing trucks to the United States Air Force. The contract award was for one year with four additional one-year extension options that may be exercised by the United States Air Force.

GGS contributed approximately $32,921,000 and $39,967,000 to the Company's revenues for the years ended March 31, 2010 and 2009, respectively. The $7,046,000 (18%) decrease in revenues was largely due to a decrease in the number of military deicing units delivered during the current year as the Company has had a substantial reduction in orders from the United States Air Force.

GAS was formed in September 2007 to operate the aircraft ground support equipment and airport facility maintenance services business of the Company. GAS is providing aircraft ground support equipment and airport facility maintenance services to a wide variety of customers at a number of locations throughout the country.

GAS contributed approximately $9,168,000 and $7,697,000 to the Company's revenues for the years ended March 31, 2010 and 2009, respectively. The $1,471,000 increase in revenues was due to the growth and expansion of GAS as it continued to expand existing locations as well as add new customers and new service locations. GAS has grown to 11% of consolidated revenues for the year ended March 31, 2010.

Fiscal 2010 Highlights

After three consecutive years of record gross revenues and net profits, the Company experienced a decline in both in the fiscal year ended March 31, 2010, reflecting very difficult economic and industry conditions. We remain dedicated to conserving cash, watching and controlling costs and maintaining, as well as expanding, our customer and vendor relationships.

During the year ended March 31, 2010, revenues from our GAS subsidiary totaled $9,168,000. This relatively new line of business continues to expand its customer base. GAS has been able to add additional customers this year, but more importantly continue to develop existing customers and locations to improve utilization of our staff.

Our overnight air cargo segment saw its operating income decrease by $956,000 or 28% in fiscal 2010 as a result of a reduction in the number of aircraft operated for FedEx over the past two years. We operated 89 aircraft for our customer at March 31, 2008, 82 aircraft at March 31, 2009 and 80 aircraft at March 31, 2010. The reduction in aircraft has been a combination of retirement of the last of the aging Fokker fleet, weather events that have destroyed aircraft while on ground, as well as our customer's decision to park aircraft due to current economic conditions. As a result, we have experienced a $364,000 reduction in administrative fee revenue from our customer in the year ended March 31, 2010 without any corresponding reduction in overhead costs. We also saw a significant reduction in revenues relating to pass through costs to our customer including fuel, flight and maintenance salaries and other operating costs. We are not aware of any plans to further reduce the number of aircraft we operate at this time, whether for economic or other reasons.

Revenues for GGS for the year ended March 31, 2010 were down 18% from the prior year, while operating income was also down $1,600,000 or 29%. GGS revenues were the highest in company history during the prior year ended March 31, 2009 and the decrease for the most recent fiscal year reflected the depressed industry and economic environment during the period. GGS produced and delivered a high volume of deicers to the military in fiscal 2009 as well as a high volume of commercial catering trucks. In addition, GGS delivered an increased number of commercial units to various international customers in fiscal 2009. Sales in all of these segments were down in fiscal 2010 but particularly sales to the United States Air Force. While GGS was able to renew the contract with the Air Force in July 2009, GGS received no orders under this contract during fiscal 2010, which resulted in reduced sales in the current year as well as a reduced backlog at year end. GGS's gross margin percentage was very comparable over the two years. We expect that margins will decline in the coming year, in part as a result of reduced margins under the new contract with the United States Air Force, which was the result of a highly competitive bid process.

The final outstanding matter with respect to the 2005 Philadelphia boom incident was settled during the year. The final claim involved replacing the damaged deicing boom for the City of Philadelphia and that was completed in March 2010 with minimal financial impact to the Company.

Fiscal 2010 vs. 2009

Consolidated revenue decreased $9,591,000 (11%) to $81,077,000 for the fiscal year ended March 31, 2010 compared to the prior fiscal year. The decrease in 2010 revenue resulted from a decrease in air cargo revenue of $4,016,000 (9%) to $38,988,000, combined with a decrease in ground equipment sales revenue of $7,046,000 (18%) to $32,921,000 and a partially offsetting increase in ground support services revenue of $1,471,000 (19%) to $9,168,000. The decrease in air cargo revenue was primarily the result of a decrease in flight and maintenance department costs passed through to its customer at cost as a result of the decrease in revenue aircraft operated over the past two years. The decrease in ground equipment revenue was the result of a significant decrease in the number of military and international deicers as well as commercial catering trucks sold in fiscal 2010 compared to 2009. The ground support services segment was a bright spot in fiscal 2010, as it contributed increased revenues in fiscal 2010 reflecting its continued growth in customers and locations in the past year.

Operating expenses on a consolidated basis decreased $8,359,000 (10%) to $75,643,000 for fiscal 2010 compared to fiscal 2009. The decrease was due to a number of factors. Operating expenses in the air cargo segment were down $3,381,000 (9%) primarily as a result of decreased flight and maintenance costs passed through to its customer at cost. Ground equipment sales operating costs decreased $4,988,000 (17%), driven primarily by the current year's decrease in units sold. The ground support services segment reported a $631,000 (11%) increase in operating expenses directly related to the increased revenue and level of operations provided by GAS over the past year.

General and administrative expense decreased $599,000 (5%) to $10,644,000 in fiscal 2010. The GAS subsidiary experienced a continued increase in its general and administrative expense in the amount of $139,000 associated with the continuing growth and expansion of its operations. The Company incurred reduced compensation expense of $205,000 related to stock options. We also experienced a $242,000 decrease in professional fees in fiscal 2010. Profit sharing expense decreased by $181,000 directly related to the decreased profit generated by the Company in fiscal 2010.

Operating income for the year ended March 31, 2010 was $5,434,000, a $1,232,000 (18%) decrease from fiscal 2009. The reduction was principally the result of the reduction of revenue aircraft in the air cargo segment and the decrease in units sold in the ground equipment sales segment. The continued growth and maturation of our relatively new ground support services segment resulted in its increased operating income and partially offset the decreases in the other two segments.

Non-operating income, net for the year ended March 31, 2010 was $122,000, a $203,000 decrease from fiscal 2009. The $550,000 lawsuit settlement income recorded in December 2008 was a principal component of this decrease. This income was partially offset by the $195,000 retirement plan settlement expense also recorded in December 2008, relating to the amendment of a key employee's employment agreement. Interest expense decreased by $89,000 as the Company elected to utilize its available cash to minimize line of credit usage and also to reduce the chassis flooring during the year. Investment income increased by $54,000, as a result of the increase in invested cash in the current year.

Income tax expense of $1,799,000 in fiscal 2010 represented an effective tax rate of 32.4%. The effective tax rate is unusually low compared to the U. S. federal statutory rate of 34% primarily due to a true up of federal income taxes on prior year tax filings, the benefit of foreign tax credits, as well as the continuing benefit of the U.S. production deduction. Income tax expense of $2,613,000 in fiscal 2009 represented an effective tax rate of 37.4%, which included the benefit of municipal bond income as well as the U.S. production deduction.

Net earnings were $ 3,757,023 or $ 1.54 per diluted share for the year ended March 31, 2010, a 14% decrease from earnings of $4,379,000 or $1.81 per diluted share in fiscal 2009.

Liquidity and Capital Resources

As of March 31, 2010, the Company held approximately $12.0 million in cash and cash equivalents and short-term investments. Of this amount, $10.9 million was invested in liquid money market accounts, certificates of deposit placed through an account registry service ("CDARS") with original maturities ranging from 90 days to 26 weeks and a 15-month bank certificate of deposit. All invested amounts are fully insured by the Federal Deposit Insurance Corporation ("FDIC"), with the exception of $2.6 million held in money market accounts.

As of March 31, 2010, the Company's working capital amounted to $ 21,583,000, an increase of $3,887,000 compared to March 31, 2009. The increase resulted principally from the earnings generated from operations, which is our primary source of liquidity.

The Company has a $7,000,000 secured long-term revolving credit line with an expiration date of August 31, 2011. The revolving credit line contains customary events of default, a subjective acceleration clause and a fixed charge coverage requirement, with which the Company was in compliance at March 31, 2010. The Company had no outstanding obligations under its line of credit at March 31, 2010 and 2009. See Note 6 in the consolidated financial statements, included elsewhere in this report, for further discussion.

The Company is exposed to changes in interest rates on its line of credit. Although the line had no outstanding balance at March 31, 2010 and 2009, the line of credit did have a weighted average balance outstanding of approximately $136,000 during the year ended March 31, 2010. If the LIBOR interest rate had been increased by one percentage point, based on the weighted average balance outstanding for the year, the change in annual interest expense would have been negligible.

In March 2004, the Company utilized its revolving credit line to acquire a corporate aircraft for $975,000. In April 2004, the Company refinanced the aircraft under a secured 4.35% fixed rate five-year term loan, based on a ten-year amortization with a balloon payment at the end of the fifth year. The balloon payment of approximately $450,000 was paid in full in April 2009 with cash from operations.

Following is a table of changes in cash flow for the respective years ended March 31, 2010 and 2009:

	Year Ended March 31,	
	2010	2009
Net Cash Provided by Operating Activities	$ 5,508,000	$ 6,852,000
Net Cash (Used in) Provided by Investing Activities	(1,379,000)	805,000
Net Cash Used in Financing Activities	(1,204,000)	(856,000)
Net Increase in Cash and Cash Equivalents	$ 2,925,000	$ 6,801,000

Cash provided by operating activities was $1,344,000 less for fiscal 2010 compared to fiscal 2009. The major component of this decrease was in accounts receivable which decreased significantly in fiscal 2009, while decreasing only marginally in fiscal 2010. Inventories decreased by approximately $3 million in fiscal 2010 to partially offset the accounts receivable impact.

Cash used in investing activities for fiscal 2010 was $2,184,000 more than fiscal 2009, largely due to the Company increasing its position in short-term investments. In fiscal 2010, capital expenditures decreased by $87,000.

Cash used in financing activities was $348,000 more in fiscal 2010 compared to fiscal 2009 principally due to the payoff of the aircraft term loan in fiscal 2010.

There are currently no commitments for significant capital expenditures. The Company's Board of Directors, on August 7, 1997, adopted the policy to pay an annual cash dividend in the first quarter of each fiscal year, in an amount to be determined by the board. On May 19, 2010 the Company declared a $.33 per share cash dividend, to be paid on June 25, 2010 to shareholders of record June 4, 2010.

Off-Balance Sheet Arrangements

The Company defines an off-balance sheet arrangement as any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a Company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging, or research and development arrangements with the Company. The Company is not currently engaged in the use of any of these arrangements.

Impact of Inflation

The Company believes that inflation has not had a material effect on its manufacturing operations, because increased costs to date have been passed on to its customers. Under the terms of its air cargo business contracts the major cost components of its operations, consisting principally of fuel, crew and other direct operating costs, and certain maintenance costs are reimbursed, without markup by its customer. Significant increases in inflation rates could, however, have a material impact on future revenue and operating income.

Seasonality

GGS's business has historically been seasonal. The Company has continued its efforts to reduce GGS's seasonal fluctuation in revenues and earnings by increasing military and international sales and broadening its product line to increase revenues and earnings throughout the year. In June 1999, GGS was awarded a four-year contract to supply deicing equipment to the United States Air Force, and subsequently was awarded two three-year extensions on the contract, which expired in June 2009. In July 2009, GGS was awarded a new one-year contract with the United States Air Force with four additional one-year extension options. Although sales remain somewhat seasonal, particularly with regard to commercial deicers which typically are delivered prior to the winter season, this diversification has lessened the seasonal impacts in recent years and allowed the Company to be more efficient in its planning and production. If sales to the United States Air Force do not continue to be a significant component of GGS's sales, seasonal patterns of revenues and earnings attributable to its commercial deicer business may resume. The overnight air cargo and ground support services segments are not susceptible to seasonal trends.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are more fully described in Note 1 of Notes to the Consolidated Financial Statements in Item 8. The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company's estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The Company believes that the following are its most significant accounting policies:

Allowance for Doubtful Accounts. An allowance for doubtful accounts receivable is established based on management's estimates of the collectability of accounts receivable. The required allowance is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of outstanding accounts receivables. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions.

Inventories. The Company's parts inventories are valued at the lower of cost or market. Provisions for excess and obsolete inventories are based on assessment of the marketability of slow-moving and obsolete inventories. Historical parts usage, current period sales, estimated future demand and anticipated transactions between willing buyers and sellers provide the basis for estimates. Estimates are subject to volatility and can be affected by reduced equipment utilization, existing supplies of used inventory available for sale, the retirement of aircraft or ground equipment and changes in the financial strength of the aviation industry.

Warranty Reserves. The Company warranties its ground equipment products for up to a three-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known.

Income Taxes. Income taxes have been provided using the liability method. Deferred income taxes reflect the net affects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes using enacted rates expected to be in effect during the year in which the basis differences reverse.

Revenue Recognition. Cargo revenue is recognized upon completion of contract terms. Maintenance and ground support services revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and ownership has passed to the customer.

Recent Accounting Pronouncements

We do not believe there are any recently issued accounting standards that have not yet been adopted that will have a material impact on the Company's financial statements.

Forward Looking Statements

Certain statements in this Report, including those contained in "Overview," are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "believes", "pending", "future", "expects," "anticipates," "estimates," "depends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- Economic conditions in the Company's markets;
- The risk that contracts with FedEx could be terminated;
- The risk that the number of aircraft operated for FedEx will be further reduced;
- The risk that the United States Air Force will defer or substantially reduce orders under its new contract with GGS as compared to order levels under the prior contract;
- The risk that GAS will be unable to obtain a new contract with Delta Airlines or find alternative sources of revenue to replace that contract;
- The impact of any terrorist activities on United States soil or abroad;
- The Company's ability to manage its cost structure for operating expenses, or unanticipated capital requirements, and match them to shifting customer service requirements and production volume levels;
- The risk of injury or other damage arising from accidents involving the Company's air cargo operations, equipment sold by GGS or services provided by GGS or GAS;
- Market acceptance of the Company's new commercial and military equipment and services;
- Competition from other providers of similar equipment and services;
- Changes in government regulation and technology;
- Mild winter weather conditions reducing the demand for deicing equipment.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 8. *Financial Statements and Supplementary Data.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Air T, Inc.

Maiden, North Carolina

We have audited the accompanying consolidated balance sheets of Air T, Inc. and subsidiaries (the "Company") as of March 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air T, Inc. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina

June 7, 2010

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended March 31,	
	2010	2009
Operating Revenues:		
Overnight air cargo	$ 38,987,899	$ 43,004,164
Ground equipment sales	32,920,571	39,967,180
Ground support services	9,168,519	7,696,666
	81,076,989	90,668,010
Operating Expenses:		
Flight-air cargo	17,574,982	19,698,138
Maintenance-air cargo	15,541,888	16,799,529
Ground equipment sales	24,928,161	29,916,020
Ground support services	6,539,126	5,907,894
General and administrative	10,643,656	11,242,304
Depreciation and amortization	415,104	437,744
	75,642,917	84,001,629
Operating Income	5,434,072	6,666,381
Non-operating Expense (Income):		
Lawsuit settlement income	-	(550,000)
(Gain) Loss on retirement plan settlement	(8,460)	195,299
Interest expense	16,101	104,728
Investment income	(129,592)	(75,291)
	(121,951)	(325,264)
Earnings Before Income Taxes	5,556,023	6,991,645
Income Taxes	1,799,000	2,613,000
Net Earnings	$ 3,757,023	$ 4,378,645
Earnings Per Share:		
Basic	$ 1.55	$ 1.81
Diluted	$ 1.54	$ 1.81
Dividends Declared Per Share	$ 0.33	$ 0.30
Weighted Average Shares Outstanding:		
Basic	2,424,763	2,424,152
Diluted	2,445,474	2,424,152

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2010	March 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 9,777,587	$ 6,852,713
Short-term investments	2,254,589	1,002,221
Accounts receivable, less allowance for doubtful accounts of $89,000 and $111,000	5,601,064	6,253,007
Notes and other non-trade receivables-current	570,931	292,744
Income tax receivable	467,000	117,000
Inventories	6,843,347	9,830,956
Deferred income taxes	404,000	599,000
Prepaid expenses and other	360,635	317,153
Total Current Assets	26,279,153	25,264,794
Property and Equipment, net	1,317,290	1,607,840
Deferred Income Taxes	372,000	638,000
Cash Surrender Value of Life Insurance Policies	1,497,836	1,431,440
Notes and Other Non-Trade Receivables-LongTerm	50,000	314,295
Other Assets	87,968	84,968
Total Assets	$ 29,604,247	$ 29,341,337
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,623,590	$ 3,021,074
Accrued compensation to executive	-	950,000
Accrued expenses	2,059,373	3,135,698
Current portion of long-term obligations	13,573	462,708
Total Current Liabilities	4,696,536	7,569,480
Long-term Obligations	7,071	18,619
Stockholders' Equity:		
Preferred stock, $1.00 par value, 50,000 shares authorized,	-	-
Common stock, $.25 par value; 4,000,000 shares authorized, 2,431,326 and 2,424,486 shares issued and outstanding	607,831	606,121
Additional paid-in capital	6,234,079	6,045,330
Retained earnings	18,058,730	15,101,787
Total Stockholders' Equity	24,900,640	21,753,238
Total Liabilities and Stockholders' Equity	$ 29,604,247	$ 29,341,337

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings	$ 3,757,023	$ 4,378,645
Adjustments to reconcile net earnings to net cash provided by operating activities:		
(Gain) Loss on sale of assets	2,997	(1,582)
Change in accounts receivable and inventory reserves	(3,733)	(481,931)
Depreciation and amortization	415,104	437,744
Change in cash surrender value of life insurance	(66,396)	(62,998)
Deferred income taxes	461,000	(105,000)
Periodic pension cost	-	71,829
(Gain) Loss on retirement plan settlement	(8,460)	195,299
Warranty reserve	172,000	242,000
Compensation expense related to stock options	134,125	339,320
Change in operating assets and liabilities:		
Accounts receivable	674,792	6,175,693
Notes receivable and other non-trade receivables	(13,891)	(392,952)
Inventories	2,967,945	(1,543,899)
Prepaid expenses and other	(46,483)	28,115
Accounts payable	(397,484)	(2,587,661)
Accrued expenses	(1,248,326)	334,483
Accrued compensation to executive	(941,540)	-
Income taxes receivable	(350,000)	(175,000)
Total adjustments	1,751,650	2,473,460
Net cash provided by operating activities	5,508,673	6,852,105
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of investments	900	8,684,592
Purchase of investments	(1,252,368)	(7,664,923)
Capital expenditures	(127,903)	(215,247)
Net cash (used in) provided by investing activities	(1,379,371)	804,422
CASH FLOWS FROM FINANCING ACTIVITIES:		
Aircraft term loan payments	(450,035)	(114,308)
Payment of cash dividend	(800,080)	(727,050)
Payment on capital leases	(10,647)	(20,567)
Proceeds from exercise of stock options	58,030	6,375
Repurchase of common stock	(1,696)	(122)
Net cash used in financing activities	(1,204,428)	(855,672)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,924,874	6,800,855
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,852,713	51,858
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,777,587	$ 6,852,713

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest	$ 16,101	$ 100,547
Income taxes	1,686,986	2,891,615

See notes to consolidated financial statements.

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance, March 31, 2008	2,423,506	$ 605,876	$ 5,700,002	$ 11,450,192	$ (41,513)	$ 17,714,557
Net earnings				4,378,645		
Other comprehensive income, net of tax					41,513	
Comprehensive Income						4,420,158
Cash dividend ($0.30 per share)				(727,050)		(727,050)
Exercise of stock options	1,000	250	6,125			6,375
Compensation expense related to stock options			339,320			339,320
Stock repurchase	(20)	(5)	(117)			(122)
Balance, March 31, 2009	2,424,486	$ 606,121	$ 6,045,330	$ 15,101,787	$ -	$ 21,753,238
Net earnings				3,757,023		
Other comprehensive income					-	
Comprehensive Income						3,757,023
Cash dividend ($0.33 per share)				(800,080)		(800,080)
Exercise of stock options	7,000	1,750	56,280			58,030
Compensation expense related to stock options			134,125			134,125
Stock repurchase	(160)	(40)	(1,656)			(1,696)
Balance, March 31, 2010	2,431,326	$ 607,831	$ 6,234,079	$ 18,058,730	$ -	$ 24,900,640

See notes to consolidated financial statements.

Air T, Inc. (the "Company"), a Delaware corporation, operates wholly owned subsidiaries in three industry segments. The overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. ("MAC") and CSA Air, Inc. ("CSA") subsidiaries, operates in the air express delivery services industry. The ground equipment sales segment, comprised of its Global Ground Support, LLC ("GGS") subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers. The ground support services segment, comprised of its Global Aviation Services, LLC ("GAS") subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and all wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed. Actual results could differ from those estimates.

Concentration of Credit Risk – The Company's potential exposure to concentrations of credit risk consists of trade accounts and notes receivable, and bank deposits. Accounts receivable are normally due within 30 days and the Company performs periodic credit evaluations of its customers' financial condition. Notes receivable payments are normally due monthly. The required allowance for doubtful accounts is determined using information such as customer credit history, industry information, credit reports, customer financial condition and the collectability of past-due outstanding accounts receivables. The estimates can be affected by changes in the financial strength of the aviation industry, customer credit issues or general economic conditions.

At various times throughout the year, the Company has deposits with banks in excess of amounts covered by federal depository insurance.

A majority of the Company's revenues are concentrated in the aviation industry and revenues can be materially affected by current economic conditions and the price of certain supplies such as fuel, the cost of which is passed through to the Company's cargo customer. The Company has customer concentrations in two areas of operations, air cargo which provides service to one major customer and ground support equipment sales which provides equipment and services to approximately 110 customers in thirty countries, one of which is considered a major customer. The loss of a major customer would have a material impact on the Company's results of operations. See Note 12 "Major Customers".

Cash and Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

Short-Term Investments – Short-term investments at March 31, 2010 and 2009 consist of individual bank certificates of deposit as well as certificates of deposit placed through an account registry service ("CDARS"). The certificates of deposit we hold as short-term investments have original maturities of six to fifteen months and are fully insured by the Federal Deposit Insurance Corporation. Short-term investments are available-for-sale and are carried at fair value in the accompanying consolidated balance sheets. The original cost of the assets is equal to fair value.

Inventories – Inventories related to the Company's manufacturing operations are carried at the lower of cost (first in, first out) or market. Aviation parts and supplies inventories are carried at the lower of average cost or market. Consistent with industry practice, the Company includes expendable aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used or sold within one year.

Property and Equipment – Property and equipment is stated at cost or, in the case of equipment under capital leases, the present value of future lease payments. Rotables inventory represents aircraft parts, which are repairable, capitalized and depreciated over their estimated useful lives. Depreciation and amortization are provided on a straight-line basis over the shorter of the asset's useful life or related lease term. Useful lives range from three years for computer equipment and continue to seven years for flight equipment.

The Company assesses long-lived assets used in operations for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. In the event it is determined that the carrying values of long-lived assets are in excess of the fair value of those assets, the Company then will write-down the value of the assets to fair value.

Revenue Recognition – Cargo revenue is recognized upon completion of contract terms. Maintenance and ground support services revenue is recognized when the service has been performed. Revenue from product sales is recognized when contract terms are completed and ownership has passed to the customer.

Operating Expenses Reimbursed by Customer – The Company, under the terms of its air cargo dry-lease service contracts, passes through to its air cargo customer certain cost components of its operations without markup. The cost of flight crews, fuel, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, and included in overnight air cargo revenue on the accompanying statements of income.

Stock Based Compensation – The Company maintains a stock option plan for the benefit of certain eligible employees and directors of the Company. The Company recognizes compensation expense on stock options based on their fair values over the requisite service period. The compensation cost we record for these awards is based on their fair value on the date of grant. The Company has used the Black Scholes option-pricing model as its method for valuing stock options. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate and dividend yield. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense.

Financial Instruments – The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, short-term investments, accounts receivable, notes receivable, cash surrender value of life insurance, accrued expenses, and long-term debt approximate their fair value at March 31, 2010 and 2009.

Warranty Reserves – The Company warranties its ground equipment products for up to a three-year period from date of sale. Product warranty reserves are recorded at time of sale based on the historical average warranty cost and are adjusted as actual warranty cost becomes known.

Product warranty reserve activity is as follows:

	Year Ended March 31,	
	2010	2009
Beginning Balance	$ 186,000	$ 144,000
Amounts charged to expense	172,000	242,000
Actual warranty costs paid	(214,000)	(200,000)
Ending Balance	$ 144,000	$ 186,000

Income Taxes – Income taxes have been provided using the liability method. Deferred income taxes reflect the net affects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes using enacted rates expected to be in effect during the year in which the basis differences reverse.

2. EARNINGS PER COMMON SHARE

Basic earnings per share has been calculated by dividing net earnings by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings per share, shares issuable under employee stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive. For the years ended March 31, 2010 and 2009, respectively, options to acquire 31,000 and 234,000 shares of common stock were not included in computing earnings per share because their effects were anti-dilutive.

The computation of earnings per common share is as follows:

	Year Ended March 31,	
	2010	2009
Net earnings	$ 3,757,023	$ 4,378,645
Earnings Per Share:		
Basic	$ 1.55	$ 1.81
Diluted	$ 1.54	$ 1.81
Weighted Average Shares Outstanding:		
Basic	2,424,763	2,424,152
Diluted	2,445,474	2,424,152

3. INVENTORIES

Inventories consisted of the following:

	March 31,	
	2010	2009
Aircraft parts and supplies	$ 124,777	$ 151,833
Ground equipment manufacturing:		
Raw materials	5,029,982	6,935,490
Work in process	415,920	2,439,072
Finished goods	1,873,857	886,634
Total inventories	7,444,536	10,413,029
Reserves	(601,189)	(582,073)
Total, net of reserves	$ 6,843,347	$ 9,830,956

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	March 31,	
	2010	2009
Furniture, fixtures and improvements	$ 5,138,489	$ 5,064,827
Flight equipment and rotables	2,794,462	2,790,637
	7,932,951	7,855,464
Less accumulated depreciation	(6,615,661)	(6,247,624)
Property and equipment, net	$ 1,317,290	$ 1,607,840

5. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	March 31,			
	2010		2009	
Salaries, wages and related items	$	899,186	$	1,702,292
Profit sharing		697,734		878,569
Health insurance		255,318		225,375
Warranty reserves		143,528		186,081
Other		63,607		143,381
Total	$	2,059,373	$	3,135,698

6. FINANCING ARRANGEMENTS

The Company has a $7,000,000 secured long-term revolving credit line with an expiration date of August 31, 2011. The revolving credit line contains customary events of default, a subjective acceleration clause and a fixed charge coverage requirement, with which the Company was in compliance at March 31, 2010. There is no requirement for the Company to maintain a lock-box arrangement under this agreement. The amount of credit available to the Company under the agreement at any given time is determined by an availability calculation, based on the eligible borrowing base, as defined in the credit agreement, which includes the Company's outstanding receivables, inventories and equipment, with certain exclusions. At March 31, 2010, $7,000,000 was available under the terms of the credit facility.

Amounts advanced under the credit facility bear interest at the 30-day "LIBOR" rate plus 150 basis points. The LIBOR rate at March 31, 2010 was .25%. At March 31, 2010 and 2009, there was no balance outstanding on the credit facility.

In April 2004, the Company financed a corporate aircraft under a five-year term loan, based on a ten-year amortization with a balloon payment at the end of the fifth year. The balloon payment was paid in full in April 2009.

7. LEASE COMMITMENTS

The Company has operating lease commitments for office equipment and its office and maintenance facilities. The Company leases its corporate offices from a company controlled by certain of the Company's officers and directors. The lease provides for a monthly rental amount of $13,689 and extends through May 2012 with an additional two-year option available.

The Company leases an aircraft maintenance facility located in Kinston, N. C. under an agreement that extends through January 2018, with monthly rental amounts increasing every five years. However, based on the occurrence of certain events related to the composition of aircraft fleet, the lease may be canceled by the Company with 90 days notice. The Company currently considers the lease to be cancelable.

GGS leases its facility under an agreement that extends through August 2010. Monthly rent will increase over the life of the lease, based on increases in the Consumer Price Index.

At March 31, 2010, future minimum annual lease payments under non-cancelable operating leases with initial or remaining terms of more than one year are as follows:

Year ended March 31,		
2011	$	528,000
2012		167,000
2013		29,000
Total minimum lease payments	$	724,000

Rent expense for operating leases totaled approximately $1,152,000 and $1,050,000 for fiscal 2010 and 2009, respectively, and includes amounts to related parties of $161,000 in both fiscal 2010 and 2009.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures and reports financial assets and liabilities at fair value, on a recurring basis. Fair value measurement is classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company's assets and liabilities measured at fair value (all Level I categories) were as follows:

	Fair Value Measurements at March 31,	
	2010	2009
Short-term investments	$ 2,254,589	$ 1,002,221

Short-term investments consist of certificates of deposit placed through individual banks as well as CDARS, with original maturities of six to fifteen months. The original cost of the assets is equal to fair value.

9. STOCKHOLDERS' EQUITY

The Company may issue up to 50,000 shares of preferred stock, in one or more series, on such terms and with such rights, preferences and limitations as determined by the Board of Directors. No preferred shares have been issued as of March 31, 2010.

On May 19, 2010, the Company declared a cash dividend of $0.33 per common share payable on June 25, 2010 to stockholders of record on June 4, 2010.

10. COMPREHENSIVE INCOME

The following table provides a reconciliation of net earnings reported in our financial statements to total comprehensive income:

	Year Ended March 31,	
	2010	2009
Net earnings	$ 3,757,023	$ 4,378,645
Other Comprehensive Income:		
Amortization of Net Actuarial Losses		
Net of tax)	-	41,513
Total Comprehensive Income	$ 3,757,023	$ 4,420,158

11. EMPLOYEE AND NON-EMPLOYEE STOCK OPTIONS

The Company has granted options to purchase up to a total of 241,000 shares of common stock to key employees, officers and non-employee directors with exercise prices at 100% of the fair market value on the date of grant. As of March 31, 2010, 11,000 shares remain available for grant under two plans. The employee options generally vest one-third per year beginning with the first anniversary from the date of grant. The non- employee director options generally vest one year from the date of grant.

Compensation expense related to stock options granted was $134,125 before tax, or $94,000 after tax ($.04 per share, basic and diluted) for the year ended March 31, 2010 and $339,320 before tax, or $212,000 after tax ($.09 per share, basic and diluted) for the year ended March 31, 2009. As of March 31, 2010, there was no unrecognized compensation expense related to the stock options. No options were granted in fiscal 2010 or 2009.

Option activity is summarized as follows:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life(Years)	Aggregate Intrinsic Value
Outstanding at March 31, 2008	235,000	$ 8.56		
Granted	-	-		
Exercised	(1,000)	$ 6.38		
Outstanding at March 31, 2009	234,000	$ 8.57		
Granted	-	-		
Exercised	(7,000)	$ 8.29		
Outstanding at March 31, 2010	227,000	$ 8.58	6.15	$ 657,000
Exercisable at March 31, 2010	227,000	$ 8.58	6.15	$ 657,000

During the year ended March 31, 2010, options to acquire 68,667 shares vested with a weighted average grant-date fair value of $4.94 and as of March 31, 2010, all options were vested.

12. MAJOR CUSTOMERS

Approximately 48% and 47% of the Company's consolidated revenues were derived from services performed for FedEx Corporation in fiscal 2010 and 2009, respectively. Approximately 21% and 23% of the Company's consolidated revenues for fiscal 2010 and 2009, respectively, were generated from GGS's contract with the United States Air Force. Approximately 33% and 53% of the Company's consolidated accounts receivable at March 31, 2010 and 2009, respectively, were due from FedEx Corporation. Also, approximately 30% and 16% of the Company's consolidated accounts receivable at March 31, 2010 and 2009, respectively, were due from Delta Airlines.

13. INCOME TAXES

The provision for income taxes is as follows:

	Year Ended March 31,	
	2010	2009
Current:		
Federal	$ 1,026,000	$ 2,223,000
State	312,000	495,000
Total current	1,338,000	2,718,000
Deferred:		
Federal	384,000	(91,000)
State	77,000	(14,000)
Total deferred	461,000	(105,000)
Total	$ 1,799,000	$ 2,613,000

The income tax provision was different from the amount computed using the statutory Federal income tax rate for the following reasons:

	Year Ended March 31,			
	2010		2009	
Income tax provision at U.S. statutory rate	$ 1,889,000	34.0%	$ 2,377,000	34.0%
State income taxes, net of Federal benefit	253,000	4.5	310,000	4.4
Permanent differences, net	(70,000)	(1.2)	(102,000)	(1.5)
Puerto Rico tax credits	(293,000)	(5.3)	-	-
Other differences, net	20,000	0.4	28,000	0.5
Income tax provision	$ 1,799,000	32.4%	$ 2,613,000	37.4%

Deferred tax assets and liabilities consisted of the following:

	March 31,	
	2010	2009
Stock option compensation	$ 423,000	$ 377,000
Inventory reserves	233,000	225,000
Accrued vacation	191,000	204,000
Warranty reserve	56,000	72,000
Accounts receivable reserve	34,000	43,000
Deferred compensation	-	366,000
Other	41,000	55,000
Gross deferred tax assets	978,000	1,342,000
Prepaid expenses	(138,000)	-
Property and equipment	(64,000)	(105,000)
Gross deferred tax liabilities	(202,000)	(105,000)
Net deferred tax asset	$ 776,000	$ 1,237,000

The deferred tax items are reported on a net current and non-current basis in the accompanying fiscal 2010 and 2009 consolidated balance sheets according to the classification of the related asset and liability.

The Company accounts for uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. The Company has analyzed filing positions in all of the federal, state and international jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The periods subject to examination for the Company's federal and state returns are the fiscal 2006 through 2009 tax years. As of March 31, 2010 and 2009, the Company did not have any unrecognized tax benefits.

It is the Company's policy to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of March 31, 2010 and 2009, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the years ended March 31, 2010 and 2009.

14. EMPLOYEE BENEFITS

The Company has a 401(k) defined contribution plan ("Plan"). All employees of the Company are eligible to participate in the Plan after six months of service. The Company's contribution to the Plan for the years ended March 31, 2010 and 2009 was $299,000 and $306,000, respectively and was recorded in general and administrative expenses in the consolidated statements of income.

The Company, in each of the past two years, has paid a discretionary profit sharing bonus in which all employees have participated. Profit sharing expense in fiscal 2010 and 2009 was approximately $698,000 and $879,000, respectively, and was recorded in general and administrative expenses in the consolidated statements of income.

On December 19, 2008 the Company amended the employment agreement of William H. Simpson, the Company's Executive Vice President. The amendment deleted all provisions providing for certain payments to be made to Mr. Simpson upon his retirement and replaced them with an obligation for the Company to pay Mr. Simpson in July 2009 an amount designed to equal the amount that he would have been entitled to receive had he retired at that time and elected to receive a lump sum.

In the accompanying financial statements this liability was reported at March 31, 2009, as a current Accrued Compensation balance of $950,000. During the year ended March 31, 2009, the Company recorded a loss on settlement of the retirement plan of approximately $195,000, to expense the remaining unrecognized actuarial loss that had been included in accumulated other comprehensive income and to adjust the Accrued Compensation balance to the expected liability at July 31, 2009. The liability was paid out during the year ended March 31, 2010.

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Operating Revenues	$ 18,948	$ 20,142	$ 22,321	$ 19,666
Operating Income	1,735	1,331	1,769	599
Net Earnings	1,118	847	1,247	545
Basic Earnings per share	0.46	0.35	0.51	0.23
Diluted Earnings per share	0.46	0.35	0.51	0.22
2009				
Operating Revenues	$ 22,417	$ 24,012	$ 23,538	$ 20,701
Operating Income	2,081	2,018	1,286	1,281
Net Earnings	1,340	1,322	974	743
Basic Earnings per share	0.55	0.55	0.40	0.31
Diluted Earnings per share	0.55	0.55	0.40	0.31

16. SEGMENT INFORMATION

The Company operates in three business segments. The overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. ("MAC") and CSA Air, Inc. ("CSA") subsidiaries, operates in the air express delivery services industry. The ground equipment sales segment, comprised of its Global Ground Support, LLC ("GGS") subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers. The ground support services segment, comprised of its Global Aviation Services, LLC ("GAS") subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers. Each business segment has separate management teams and infrastructures that offer different products and services. The Company evaluates the performance of its operating segments based on operating income. Segment data is summarized as follows:

	Year Ended March 31,	
	2010	2009
Operating Revenues:		
Overnight Air Cargo	$ 38,987,899	$ 43,004,164
Ground Equipment Sales:		
Domestic	27,062,071	32,972,150
International	5,858,500	6,995,030
Total Ground Equipment Sales	32,920,571	39,967,180
Ground Support Services	9,168,519	7,696,666
Total	$ 81,076,989	$ 90,668,010
Operating Income		
Overnight Air Cargo	$ 2,467,702	$ 3,423,326
Ground Equipment Sales	3,957,084	5,556,742
Ground Support Services	1,216,258	530,515
Corporate	(2,206,972)	(2,844,202)
Total	$ 5,434,072	$ 6,666,381
Capital Expenditures:		
Overnight Air Cargo	$ 64,909	$ 30,664
Ground Equipment Sales	20,436	28,029
Ground Support Services	13,304	87,148
Corporate	29,254	69,406
Total	$ 127,903	$ 215,247
Depreciation and Amortization:		
Overnight Air Cargo	$ 208,161	$ 259,440
Ground Equipment Sales	46,447	43,326
Ground Support Services	109,177	93,440
Corporate	51,319	41,538
Total	$ 415,104	$ 437,744

	As of March 31,	
	2010	2009
Identifiable Assets:		
Overnight Air Cargo	$ 6,626,250	$ 6,779,257
Ground Equipment Sales	10,143,010	12,299,439
Ground Support Services	3,712,960	2,231,834
Corporate	9,122,027	8,030,807
Total	$ 29,604,247	$ 29,341,337

17. COMMITMENTS AND CONTINGENCIES

On February 28, 2005, a 135-foot fixed-stand deicing boom sold by Global Ground Support, LLC ("GGS") for installation at the Philadelphia, Pennsylvania airport, and maintained by GGS, collapsed on an Airbus A330 aircraft operated by U.S. Airways. GGS was named as a defendant in three legal actions arising from this incident and GGS commenced litigation against its subcontractor that designed, fabricated and warrantied the booms, seeking to recover approximately $905,000 in costs incurred by GGS in fiscal 2006 in connection with repairing the 11 remaining booms sold by GGS and installed at the Philadelphia airport. During the fiscal year ended March 31, 2009, two of these legal actions against GGS were settled and GGS's share of each of those settlements was fully paid by its liability insurer, and no out-of-pocket costs or charges were incurred by GGS in either of those cases.

The claim asserted by GGS against its subcontractor was also settled during the fiscal year ended March 31, 2009, with the subcontractor agreeing to pay a total of $550,000 to GGS, which payments are being made in interest-free installments over a two and one-half year period. The $550,000 settlement was recorded as other income in the year ended March 31, 2009 and the uncollected portion is included in notes and other non-trade receivables in the accompanying consolidated balance sheets.

The final claim arising out of the incident involved a lawsuit by the City of Philadelphia to recover for the loss of the collapsed deicing boom. This claim was settled during the fiscal year ended March 31, 2010 with minimal financial impact to the Company, with GGS incurring the cost to install and warranty the replacement deicing boom and with the other defendants providing reimbursement for certain of the costs of installation.

The Company is currently involved in certain personal injury matters, which involve pending or threatened lawsuits. Those claims are subject to defense under the Company's liability insurance program and management believes that the results of these threatened or pending lawsuits will not have a material adverse effect on the Company's results of operations or financial position.

18. SUBSEQUENT EVENTS

Management performs an evaluation of events that occur after a balance sheet date but before financial statements are issued or available to be issued for potential recognition or disclosure of such events in its financial statements. The Company evaluated subsequent events through the date that these financial statements were issued.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None

Item 9A(T). *Controls and Procedures.*

Disclosure Controls

Our Chief Executive Officer and Chief Financial Officer, referred to collectively herein as the Certifying Officers, are responsible for establishing and maintaining our disclosure controls and procedures. The Certifying Officers have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) as of March 31, 2010. Based on that review and evaluation, which included inquiries made to certain other employees of the Company, the Certifying Officers have concluded that the Company's current disclosure controls and procedures, as designed and implemented, are effective in ensuring that information relating to the Company required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of March 31, 2010.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Limitations on Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. In addition, the design of any system of controls is based in part on certain assumptions about the likelihood of future events, and controls may become inadequate if conditions change. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes in Internal Controls

There were no changes in the Company's internal controls over financial reporting during the fourth quarter of fiscal year 2010 that may have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information.*

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Information concerning Directors and Executive Officers may be found under the caption "Proposal 1 – Election of Directors" in our definitive proxy statement for our 2010 annual meeting of stockholders (the "2010 Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference.

The information in the 2010 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Code of Ethics.

The Company has adopted a code of ethics applicable to its executive officers and other employees. A copy of the code of ethics is available on the Company's internet website at http://www.airt.net. The Company intends to post waivers of and amendments to its code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions on its Internet website.

Item 11. *Executive Compensation.*

Information concerning executive compensation may be found under the captions "Executive Officer Compensation" and "Director Compensation" of our 2010 Proxy Statement. Such information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information in our 2010 Proxy Statement set forth under the captions "Certain Beneficial Owners of Common Stock" and "Director and Executive Officer Stock Ownership" is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions and Director Independence.*

The information in our 2010 Proxy Statement set forth under the caption "Certain Transactions" is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services.*

The information in our 2010 Proxy Statement set forth under the caption "Proposal 2 – Ratification of Independent Registered Public Accountants" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

a. The following are incorporated herein by reference in Item 8 of Part II of this report:

(i) Report of Independent Registered Public Accounting Firm - Dixon Hughes PLLC
(ii) Consolidated Balance Sheets as of March 31, 2010 and 2009.
(iii) Consolidated Statements of Income for the years ended March 31, 2010 and 2009.
(iv) Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended March 31, 2010 and 2009.
(v) Consolidated Statements of Cash Flows for the years ended March 31, 2010 and 2009.
(vi) Notes to Consolidated Financial Statements.

3. Exhibits

No.	Description
3.1	Restated Certificate of Incorporation and Certificate of Amendment to Certificate of Incorporation dated September 25, 2008, incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for period ended September 30, 2008 (Commission file No. 0-11720)
3.2	By-laws of the Company, as amended, incorporated by reference to Exhibit 3.2 of the Company's Report on Form 10-K for fiscal year ended March 31, 1996 (Commission File No. 0-11720)
4.1	Specimen Common Stock Certificate, incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K for fiscal year ended March 31, 1994 (Commission File No. 0-11720)
10.1	Aircraft Dry Lease and Service Agreement dated February 2, 1994 between Mountain Air Cargo, Inc. and FedEx Corporation, incorporated by reference to Exhibit 10.13 to Amendment No. 1 on Form 10-Q/A to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1993 (Commission File No. 0-11720)
10.2	Loan Agreement among Bank of America, N.A. the Company and its subsidiaries, dated May 23, 2001, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001 (Commission File No. 0-11720)
10.3	Amendment No. 1 to Omnibus Securities Award Plan incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K for the year ended March 31, 2000* (Commission File No. 0-11720)
10.4	Premises and Facilities Lease dated November 16, 1995 between Global TransPark Foundation, Inc. and Mountain Air Cargo, Inc., incorporated by reference to Exhibit 10.5 to Amendment No. 1 on Form 10-Q/A to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1995 (Commission File No. 0-11720)
10.5	Employment Agreement dated January 1, 1996 between the Company, Mountain Air Cargo Inc. and Mountain Aircraft Services, LLC and William H. Simpson, incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996* (Commission File No. 0-11720)
10.6	Omnibus Securities Award Plan, incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report Form 10-Q for the quarter ended June 30, 1998* (Commission File No. 0-11720)
10.7	Commercial and Industrial Lease Agreement dated August 25, 1998 between William F. Bieber and Global Ground Support, LLC, incorporated by reference to Exhibit 10.12 of the Company's Quarterly Report on 10-Q for the period ended September 30, 1998 (Commission File No. 0-11720)
10.8	Amendment, dated February 1, 1999, to Aircraft Dry Lease and Service Agreement dated February 2, 1994 between Mountain Air Cargo, Inc. and FedEx Corporation, incorporated by reference to Exhibit 10.13 of the Company's Quarterly Report on 10-Q for the period ended December 31, 1998 (Commission File No. 0-11720)

10.9	Lease Agreement between Little Mountain Airport Associates, Inc. and Mountain Air Cargo, Inc., dated June 16, 2006, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2006 (Commission File No. 0-11720)
10.10	Employment Agreement dated as of July 8, 2005 between the Company and Walter Clark, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 13, 2005* (Commission File No. 0-11720)
10.11	Air T, Inc. 2005 Equity Incentive Plan, incorporated by reference to Annex C to the Company's proxy statement on Schedule 14A for its annual meeting of stockholders on September 28, 2005, filed with the SEC on August 12, 2005* (Commission File No. 0-11720)
10.12	Form of Air T, Inc. Employee Stock Option Agreement (2005 Equity Incentive Plan), incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006* (Commission File No. 0-11720)
10.13	Form of Air T, Inc. Director Stock Option Agreement (2005 Equity Incentive Plan), incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006* (Commission File No. 0-11720)
10.14	Form of Air T, Inc. Stock Appreciation Right Agreement (2005 Equity Incentive Plan), incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006* (Commission File No. 0-11720)
10.15	Employment Agreement dated as of October 6, 2006 between the Company and John Parry, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 10, 2006* (Commission File No. 0-11720)
10.16	Loan Agreement dated as of September 8, 2007 between the Company and its subsidiaries and Bank of America N.A., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 24, 2007 (Commission File No. 0-11720)
10.17	Letter of Bank of America, N.A. extending term of line of credit, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2008 (Commission File No. 0-11720)
10.18	Amendment to Employment Agreement dated December 19, 2008 between William H. Simpson and Air T, Inc., Mountain Air Cargo, Inc. and MAC Aviation Services, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated December 24, 2008* (Commission File No. 0-11720)
10.19	Amendment to Employment and Non-compete Agreement dated December 19, 2008 between John Parry and Air T, Inc., incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated December 24, 2008* (Commission File No. 0-11720)
10.20	Amendment No. 1 to Loan Agreement dated as of September 22, 2009 between the Company and its subsidiaries and Bank of America, N.A. amending Loan Agreement dated September 18, 2007, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 29, 2009 (Commission File No. 0-11720)
21.1	List of subsidiaries of the Company, incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (Commission File No.0-11720)
23.1	Consent of Dixon Hughes PLLC
31.1	Section 302 Certification of Chief Executive Officer
31.2	Section 302 Certification of Chief Financial Officer
32.1	Section 1350 Certification of Chief Executive Officer
32.2	Section 1350 Certification of Chief Financial Officer

* Management compensatory plan or arrangement required to be filed as an exhibit to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR T, INC.

By: /s/ Walter Clark
Walter Clark, Chief Executive Officer
(Principal Executive Officer) Date: June 7, 2010

By: /s/ John Parry
John Parry, Chief Financial Officer
(Principal Financial and Accounting Officer) Date: June 7, 2010

By: /s/ Allison T. Clark
Allison T. Clark, Director Date: June 7, 2010

By: /s/ Walter Clark
Walter Clark, Director Date: June 7, 2010

By: /s/ Sam Chesnutt
Sam Chesnutt, Director Date: June 7, 2010

By: /s/ John Gioffre
John Gioffre, Director Date: June 7, 2010

By: /s/ John Parry
John Parry, Director Date: June 7, 2010

By: /s/ George C. Prill
George C. Prill, Director Date: June 7, 2010

By: /s/ William Simpson
William Simpson, Director Date: June 7, 2010

By: /s/ Dennis A. Wicker
Dennis Wicker, Director Date: June 7, 2010

By: /s/ J. Bradley Wilson
J. Bradley Wilson, Director Date: June 7, 2010

[Intentionally left blank.]

[Intentionally left blank.]

BOARD OF DIRECTORS

Walter Clark
Chairman of the Board
Chief Executive Officer

John Parry
Chief Financial Officer

William H. Simpson
Executive Vice President

Sam Chesnutt
President
Sam Chesnutt and Associates

Allison T. Clark
Independent Businessman

John J. Gioffre
Former Chief Financial Officer for Air T, Inc.

George C. Prill
President
George Prill & Associates

Dennis A. Wicker
Partner
Nelson, Mullins, Riley & Scarborough, LLP

J. Bradley Wilson
President and Chief Executive Officer
Blue Cross Blue Shield of North Carolina

EXECUTIVE OFFICERS

Walter Clark
Chief Executive Officer

John Parry
Chief Financial Officer

William H. Simpson
Executive Vice President

CORPORATE INFORMATION

CORPORATE OFFICE
3524 Airport Road
Maiden, NC 28650
(828) 464-8741

INDEPENDENT AUDITORS
Dixon Hughes PLLC
Charlotte, North Carolina

CORPORATE COUNSEL
Robinson, Bradshaw & Hinson, P.A.
Charlotte, North Carolina

BANK
Bank of America, N.A.
Charlotte, North Carolina

TRANSFER AGENT
American Stock Transfer & Trust Company
New York, NY

STOCK MARKET INFORMATION
Nasdaq Capital Market
Trading Symbol: AIRT

Air T, Inc.
3524 Airport Road • Maiden, North Carolina • 28650